UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2267 West 10th Avenue,

Vancouver, British Columbia, Canada V6K 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES OFFICER AND DIRECTOR RESIGNATIONS

VANCOUVER, BC, March 8, 2006 – The Board of Directors of CLEARLY CANADIAN BEVERAGE CORPORATION (the “Company”) (OTCBB: CCBEF) today announced that Douglas L. Mason has resigned as Chairman and as a director of the Company effective March 3, 2006. Mr. Mason will continue to provide consulting services to Clearly Canadian in the area of new product development.

“After twenty rewarding years, I leave this post knowing that the new management team has both the passion and expertise needed to execute Clearly Canadian’s new business and marketing plans,” said Douglas L. Mason. “The transition from old to new is never easy, however, I believe that the Company’s recent corporate restructuring and refinancing has positioned the Company for what I expect will be a very promising future,” said Mason.

“As the founder of Clearly Canadian, Douglas Mason was instrumental in the development of the Company's long-standing brand identity, a brand that to this day continues to command incredible consumer awareness. We intend to build on and extend that recognition, as we are set to launch exciting new products this year. I wish to thank Douglas for his significant leadership over the past 20 years and look forward to his continued contributions to our product development programs," said Brent Lokash, President of Clearly Canadian Beverage Corporation.

Additionally, the Board also announced that Bruce E. Morley has resigned as Chief Legal Officer and as a director and secretary, also effective March 3, 2006.

About Clearly Canadian

Based in Vancouver, BC, Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

“Brent Lokash”

___________________________________

Brent Lokash, President

For further information please contact:

Communications	Shareholder Relations
(e-mail: vsamson@clearly.ca)	(e-mail: investor@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)	800/983-0993

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearly Canadian Beverage Corporation

/s/ Brent Lokash

Brent Lokash

President and Chief Financial Officer

Date: March 8, 2006